

July 27, 2011

Via E-mail
Mr. Jeffrey J. Lasher
Senior Vice President – Finance, Chief Financial Officer
Crocs, Inc.
6328 Monarch Park Place
Niwot, CO 80503

> **RE:** **Crocs, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2011**
> **Filed May 4, 2011**
> **File No. 0-51754**

Dear Mr. Lasher:

We have reviewed your response letter dated July 13, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010
General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24
Results of Operations, page 25

2. We have reviewed your response to prior comment three from our letter dated June 21, 2011. Please enhance your disclosure to further discuss the business reasons for changes between periods in the segment operating income (loss) of each of your reportable segments. Please

Mr. Jeffrey J. Lasher
Crocs, Inc.
July 27, 2011
Page 2

quantify the incremental impact of each individual business reason discussed on the overall change in the line item of each of your reportable segments, as opposed to your proposed disclosure which refers to your discussion on an aggregate basis. In addition, please discuss with quantification the business reasons for material changes between periods in the revenues and operating income (loss) of your Other segment category.

Asset Impairment Charges, page 31

3. We have reviewed your response to prior comment four from our letter dated June 21, 2011. Please enhance your disclosure to discuss the amount of impairment charges that you recorded for each period presented that related to assets previously depreciated or amortized in cost of sales.

Item 15 – Exhibits and Financial Statement Schedules, page 48

Note 15 – Operating Segments and Geographic Information, page F-31

4. We have reviewed your response to prior comment eight from our letter dated June 21, 2011. We continue to believe that you should discuss with quantification in MD&A the business reasons for changes between periods in the unallocated corporate and other line item. Your response indicates that the expenses included in this line item are primarily made up of selling, general and administrative related costs and you already disclose an analysis of the changes in these costs. It is unclear what changes in selling, general and administrative costs are actually reflected within the unallocated corporate and other line item. For instance, your selling, general and administrative expenses increased from 2009 to 2010; however, your unallocated corporate and other expenses actually decreased from 2009 to 2010. As such, please enhance your MD&A accordingly. In addition, please disclose in Note 15 the types of amounts included in the unallocated corporate and other line item.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief